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SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

June 21, 2005

VIA EDGAR

      Re:
      Visant Corporation
      Registration Statement on Form S-1

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of Visant Corporation, a Delaware corporation (the "Company"), and the guarantors (the "Guarantors" and, together with the Company, the "Registrants"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-1, which contains a market-maker prospectus for use by Credit Suisse First Boston LLC, an affiliate of the Registrants, in connection with its market-making activities for the Registrants' notes. Pursuant to Rule 457(q) under the Securities Act, no filing fee is required.

        Please note that the disclosure in the Registrants' Registration Statement on Form S-1 is based on disclosure contained in the Registrants' Registration Statement on Form S-4 (File No. 333-120386), which was declared effective by the Securities and Exchange Commission on February 14, 2005.

        Please acknowledge receipt of the filing via electronic mail.

        Should you have any questions regarding this filing, please contact Risë Norman at (212) 455-3080 or Karen Hsu Kelley at (212) 455-2408.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT LLP

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SIMPSON THACHER & BARTLETT LLP 425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000 FACSIMILE (212) 455-2502